

02029830



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

P.E.
4-16-02

For the date of April 10, 2002

PROCESSED
APR 22 2002
THOMSON
FINANCIAL

SIGNET GROUP plc

(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___



Embargoed until 12.00 p.m. (BST), 10 April 2002
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

PRELIMINARY RESULTS
YEAR ENDED 2 FEBRUARY 2002

HIGHLIGHTS

Signet Maintains Strong Growth Trend

• **Group profit before tax: £182.8 million (2000/01: £162.8 million)**	**up**	**12%**
• **Group sales: £1,578.1 million (2000/01: £1,387.3 million)**	**up**	**14%**
• **Group like for like sales**	**up**	**3%**
• **Earnings per share: 7.1p (2000/01: 6.6p)**	**up**	**8%**
• **Proposed final dividend: 1.50p (2000/01: 1.35p)**	**up**	**11%**

Terry Burman, Group Chief Executive, commented: "We are very pleased with these record results which have contributed to a five year compound annual growth in profit before tax of 32%.

Our businesses on both sides of the Atlantic performed well. Against the background of very challenging trading conditions, the US business increased operating profit by 10% while gaining further market share. Although the UK division faced demanding comparatives it increased average sales per store and saw a significant advance in both sales and profits.

We have made an encouraging start to the year. Our balance sheet remains strong, with gearing reduced to 30%, allowing us to continue with the implementation of our successful growth strategy."

Enquiries:

Terry Burman, Group Chief Executive — +44 (0) 20 7404 5959
Walker Boyd, Group Finance Director — +44 (0) 20 7404 5959

Mike Smith, Brunswick — +44 (0) 20 7404 5959
Rupert Young, Brunswick — +44 (0) 20 7404 5959

Signet operated 1,631 speciality retail jewellery stores at 2 February 2002; these included 1,025 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 606 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Marks & Morgan stores, which were acquired on 31 July 2000, are included for all like for like sales comparisons from 31 July 2001.

Chairman's Statement

Results

It gives me considerable satisfaction to be able to report a further strong advance in results during 2001/02 despite a very challenging trading environment in the United States, the Group's main market.

Profit before tax increased by 12.3% to £182.8 million (2000/01: £162.8 million). Earnings per share rose by 7.6% to 7.1p from 6.6p, the tax rate having increased from 32.0% to 34.5%. Total sales grew by 13.8% to £1,578.1 million (2000/01: £1,387.3 million), the like for like increase being 3.1%. At constant exchange rates profit before tax increased by 9.6% and sales by 11.0%. 2001/02 was a 53 week year and all figures are presented on that basis; the additional week added £3.6 million to profit before tax (see Financial Review, below).

Group operating profit rose to £200.7 million from £178.7 million, an increase of 12.3%. The operating margin was broadly similar to that of last year at 12.7% (2000/01: 12.9%) and the return on capital employed was 23.3% (2000/01: 25.2%).

Net debt fell by £27.4 million to £201.7 million at the year end (27 January 2001: £229.1 million). £108 million was invested in fixed and working capital. Interest charges rose to £17.9 million (2000/01: £15.9 million), principally due to the full year funding of the Marks & Morgan acquisition which took place in July 2000. Interest cover (operating profit divided by net interest cost) was very comfortable at 11.2 times.

In the US recessionary trading conditions prevailed for most of the year, and the tragic events of 11 September also affected sentiment. However the business responded robustly to the challenging environment with a range of management initiatives and significantly outperformed the jewellery sector throughout the year. Operating profit rose by 9.8% to £145.1 million (2000/01: £132.2 million), with like for like sales increasing by 0.6%.

The UK jewellery division had an excellent year with operating profit up by 21.4% to £60.7 million (2000/01: £50.0 million). Although the business faced demanding comparatives, like for like sales rose by 9.4%, a performance in the upper quartile of a buoyant UK retail market.

Dividend

The Board is pleased to recommend a final dividend of 1.50p per share, an increase of 11.1% (2000/01: 1.35p). An interim dividend of 0.289p per share was paid in November 2001, making a total dividend for the year of 1.789p per share, up 10.1% from last year (2000/01: 1.625p).

Current Trading

Since the start of the current year the US business has performed well, benefiting from increased marketing activity and the timing of Easter. There are some signs of a recovery in economic activity although the timing and extent remain uncertain.

In the UK, the division has had a good start to the year. Consumer spending remains buoyant but the pace of growth is expected to moderate.

Chief Executive's Review

Group Summary

Group sales grew by 13.8% in the year ended 2 February 2002, with like for like sales increasing by 3.1%. In the fourth quarter there were strong performances on both sides of the Atlantic and overall like for like sales increased by 6.1%. A strengthening of the balance sheet was reflected by gearing declining from 40.0% at 27 January 2001 to 29.7% at the year end, after funding further significant investment in the growth of the business.

The US business demonstrated its resilience and ability to outperform in a very challenging trading environment. It again led the sector and gained further market share. During the year approximately 6% was added to selling space, with the increase over the last four years being some 57%, including the acquisition of Marks & Morgan. The division's sustained competitive strengths in the key functions of merchandising, store operations and marketing, together with significant investment in the store portfolio, have been the principal drivers of sales and profit growth. These remain central to the future development of the business. The trend of consolidation in the highly fragmented speciality jewellery sector should provide scope to gain further market share both organically and, if appropriate, by selective acquisitions. The 55 store Jared concept continues to be successfully developed and it is believed that there is longer term potential for over 200 stores generating sales of more than $1 billion per year. This, together with the planned expansion in mall stores, should result in a doubling of US space over the next decade.

The UK division continued to perform strongly. Like for like sales have grown at a compound annual growth rate of 7.6% during the last three years and average annual sales per store have increased from £580,000 to £735,000 over the same period. The drive to increase the penetration of diamond sales as a percentage of total sales is showing good results and this remains a key element of future strategy for H.Samuel and Ernest Jones. The trend towards more aspirational products continues and the UK division is well placed to take advantage of this, particularly given the upper mass market position of Ernest Jones. This brand should also benefit from further development of the insurance replacement business and is considered to have the potential to expand from the present complement of 184 stores to around 220. H.Samuel is positioned in the heart of the mass market and is already well represented nationwide. The objective, therefore, is to leverage this chain's strong market position and brand recognition by increasing the average transaction value and making existing space work harder. The ongoing drive to increase market penetration in diamonds, together with new marketing initiatives and further raising of store standards and customer service levels, should all contribute to the achievement of this aim.

US Performance Review

The US business, accounting for 71% of Group sales in the year, achieved a 9.8% increase in operating profit (6.1% at constant exchange rates). Like for like sales rose by 0.6%, with the increase of 4.6% in the fourth quarter being particularly noteworthy. Costs, gross margin and inventories were tightly managed and significant benefit was obtained from a number of management actions, especially in the merchandising and marketing areas. Marks & Morgan contributed to the leverage of overall marketing and central costs and its like for like sales performance was broadly in line with the rest of the business during the important fourth quarter. Details of the US division's performance are set out below:

	2001/02 £m	2000/01 £m	Change %	Like for like change %
Sales	**1,126.0[a]**	**978.1**	**+15.1**	**+0.6**
EBITDA	**169.4**	**152.0**	**+11.4**	
Operating profit	**145.1[b]**	**132.2**	**+9.8**	
Operating margin %	**12.9%**	**13.5%**		
ROCE %	**20.4%**	**23.1%**		

(a) At constant exchange rates US total sales increased by 11.2%; week 53 contributed 1.8%.
(b) At constant exchange rates US operating profit increased by 6.1%; week 53 contributed £2.5 million.

The successful merchandising strategy, key to developing competitive advantage in the market, was maintained with emphasis on thorough testing of new products and the aggressive roll out of proven "winners". Product selection was further enhanced and the bridal range expanded. Three-stone diamond merchandise sold well, as did the "Leo Diamond", which has more brilliance than the normal diamond and is exclusive in the US and the UK to the business.

Gross margin rate was slightly down on last year's level due to anticipated changes in sales mix. The proportion of sales through the in-house credit card increased to 50.4% (2000/01: 49.7%). The bad debt charge fell to 3.2% of total sales (2000/01: 3.4%). The reduction in operating margin and ROCE reflected the impact of the lower level of like for like sales growth and the increase in immature store space arising principally from the Jared expansion.

Advertising and marketing activity was increased and gross spend amounted to 6.3% of sales (2000/01: 6.2%). There was a further concentration on broadcast media. Romance based advertising themes, including "Every Kiss Begins With Kay", proved to be highly compatible with the mood of the consumer.

Jared's like for like sales performance was comfortably above that of the rest of the division, although also affected by the trading environment. The Jared concept is the US division's primary vehicle for space growth and in the period a further 12 stores were opened, equivalent to about 60 mall stores. Television advertising for Jared is currently being tested.

In 2001/02 total fixed capital investment in the US was £41.0 million (2000/01: £46.5 million). The enhancement and expansion of the real estate portfolio continued, although criteria for new investment were tightened to reflect the more difficult trading environment. Details of recent investment in the store portfolio are set out below:

	Number of stores		
	2001/02	2000/01	1999/00
Store modernisations and relocations	**91**	99	57
New mall stores	**41**	40	41
New Jared stores	**12**	15	13
Fixed capital expenditure	**£37m**	£40m	£23m
Total investment*	**£68m**	£72m	£50m

*Fixed and working capital investment in new space and modernisations/relocations

The change in store numbers by chain is shown in the following table:

	Total	Kay	Regional	Jared
27 January 2001	**999**	650	306	43
Openings	**53**	29	12	12
Closures	**(27)**	(12)	(15)	Nil
2 February 2002	**1,025**	667	303	55

In 2002/03 it is planned to modernise or relocate approximately 100 stores and to increase selling space by up to 6%, with Jared accounting for about 65% of the increase. The new space will comprise up to 40 new mall stores (offset by about 15 store closures) and 12 additional Jared stores.

UK Performance Review

The UK jewellery division, accounting for 29% of Group sales in the year, increased operating profit by 21.4% and like for like sales by 9.4%. This reflected the success of the strategy put in place over the last three years, as well as a favourable market for jewellery. Advantage was derived from product range improvements, increased marketing activity and a stepped-up programme of store modernisations. The increased focus on diamonds resulted in an above average sales increase in this category. The gross margin rate was in line with that of last year. The operating margin and ROCE benefited from the leverage of the cost base resulting from increased store productivity. In H.Samuel average sales per store increased by 9.5% to £667,000 (2000/01: £609,000) and in Ernest Jones (including Leslie Davis) by 14.2% to £919,000 (2000/01: £805,000). Details of the performance are set out below:

	2001/02 £m	2000/01 £m	Change %	Like for like change %
Sales: H.Samuel	277.3	259.8	+6.7	+6.4
Ernest Jones	168.5	143.9	+17.1	+14.6
Other	6.3	5.5		
Total	**452.1[c]**	**409.2**	+10.5	**+9.4**
EBITDA	**71.1**	**60.8**	+16.9	
Operating profit	**60.7[d]**	**50.0**	+21.4	
Operating margin %	**13.4%**	**12.2%**		
ROCE %	**39.4%**	**35.6%**		

(c) Week 53 contributed 1.6%.
(d) Week 53 contributed £1.5 million.

In both H.Samuel and Ernest Jones ranges are better focused and upgrading of product quality continues. Store displays have been reorganised to ensure that core items are positioned in prime slots and there has been an increase in space allocated to the key diamond category, where the layout of product has been further improved. The average retail price of items sold increased by 8.7% to £30.74 (2000/01: £28.29) in H.Samuel and by 8.8% to £119.14 (2000/01: £109.48) in Ernest Jones.

Marketing activity was further extended. There were five additional catalogues, and their distribution was better targeted and significantly increased.

Fixed capital investment, principally in the store portfolio, amounted to £18.8 million (2000/01: £9.7 million). Within the H.Samuel portfolio ten new stores were opened and there were 16 closures, reflecting the programme put in place to improve the quality of the store portfolio. Ernest Jones saw nine openings and two closures. 93 stores were modernised in the period compared with 24 in 2000/01 and some 60 further stores are earmarked for modernisation in 2002/03. At the year end there was a total of 606 stores (422 H.Samuel stores and 184 Ernest Jones stores), a similar number to last year (27 January 2001: 428 H.Samuel and 177 Ernest Jones). Details of recent investment in the store portfolio are set out below:

	Number of stores		
	2001/02	2000/01	1999/00
Store modernisations and relocations	**93**	24	53
New H.Samuel stores	**10**	9	7
New Ernest Jones stores	**9**	3	4
Fixed capital expenditure	**£15m**	£6m	£7m

Financial Review

EBITDA and ROCE

Group earnings before interest, taxation, depreciation, and amortisation ("EBITDA") increased by 13.2% to £235.4 million (2000/01: £207.9 million). EBITDA to sales ratio was 14.9% (2000/01: 15.0%) and ROCE was 23.3% (2000/01: 25.2%). Capital employed included US in-house credit card debtors amounting to £327.0 million at 2 February 2002 (27 January 2001: £314.7 million).

Net income

Net income for the year increased by 8.1% to £119.7 million (2000/01: £110.7 million).

Group costs

Group central costs amounted to £5.1 million (2000/01: £4.9 million before crediting property gains of £1.4 million).

Net interest payable

Net interest payable and similar charges amounted to £17.9 million (2000/01: £15.9 million, at constant exchange rate £16.5 million). The increase was principally due to the full year funding of the Marks & Morgan acquisition which took place in July 2000, the impact of which was partially offset by the benefit of lower interest rates.

Taxation

The charge of £63.1 million (2000/01: £52.1 million) represents an effective tax rate of 34.5% (2000/01: 32.0%). It is anticipated that there will be a further increase in the effective tax rate to about 35.5% in 2002/03.

Impact of 53rd week

2001/02 was a 53 week financial year. The extra week increased total sales by 1.7% (1.8% in the US and 1.6% in the UK) and contributed £4.0 million to operating profit (£2.5 million in the US and £1.5 million in the UK). Net of additional interest costs of £0.4 million, profit before tax benefited by £3.6 million.

Prior year adjustment

This year the Group has adopted FRS 19 – Deferred Tax, which requires that deferred tax be provided in respect of all timing differences regardless of the likelihood of their reversal. As a result an additional provision for deferred tax of £6.2 million has been accounted for by way of a prior year adjustment charged directly to shareholders' funds. There is no material effect on the profit and loss account for the year ended 2 February 2002 nor the preceding year.

Liquidity and capital resources

Cash generated from operating activities amounted to £188.0 million (2000/01: £132.1 million). This reflected an increase in EBITDA partially offset by working capital requirements for stores opened in the period. It is anticipated that in 2002/03 there will be a further increase in working capital due to planned store openings. Net financing costs of £17.9 million (2000/01: £16.1 million) and tax of £57.9 million (2000/01: £50.9 million) were paid. Cash flow before investing activities was £112.2 million (2000/01: £65.1 million).

Group capital expenditure was £60.7 million (2000/01: £56.2 million). Property disposal proceeds were £nil (2000/01: £2.2 million). Capital expenditure in 2002/03 is expected to be in the region of £70 million, the vast majority relating to real estate.

Equity dividends of £27.7 million (2000/01: £24.8 million) were paid.

Net debt

Net debt at 2 February 2002 was £201.7 million (27 January 2001: £229.1 million, £235.4 million restated at a constant exchange rate). Group gearing (that is the ratio of net debt to shareholders' funds) at the year end was 29.7% (27 January 2001: 40.0%). In August 2001 the Group and certain of its subsidiaries entered into a $410 million unsecured multi-currency five year revolving credit facility replacing existing facilities of $350 million due to expire in 2003, on broadly similar terms. In November 2001 the Group put in place a five year $251 million facility at a weighted average interest rate of 5.42% secured on the Group's US credit card receivables. The terms were similar to those of the previous facility of $191.5 million which amortised during the year and had a weighted average interest rate of 7.28%. Excluding the facility secured on the receivables, gearing at the year end was 3.7% (27 January 2001: 21.7%).

Summary of Fourth Quarter Results (Unaudited)

		14 weeks ended 2 February 2002[1]	**13 weeks ended 27 January 2001**	**Like for like change**
	£m	**£m**	**£m**	**%**
Sales				
UK		198.7	174.5	9.7
US		480.8	423.7	4.6
		679.5	**598.2**	**6.1**
Operating profit				
UK - Trading	51.7		43.7	
- Group central costs	(1.1)		(1.0)	
		50.6	**42.7**	
US[2]		**92.9**	**81.2**	
Total operating profit		**143.5**	**123.9**	
Interest		**(4.2)**	**(5.5)**	
Profit before tax		**139.3**	**118.4**	
Taxation		**(48.1)**	**(37.9)**	
Profit for the period		**91.2**	**80.5**	
EPS – both basic and diluted		**5.4p**	**4.8p**	

(1) The profit impact of the extra week is analysed in the Financial Review, above.
(2) After goodwill amortisation of £0.3 million (2000/01: £0.3 million).

The Board of Directors approved this statement of preliminary results on 10 April 2002.

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2001 Annual

Report and Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

There will be an analysts' presentation at 2.30 p.m. London time today (9.30 a.m. New York time). For all interested parties there will be a simultaneous webcast available at www.signetgroupplc.com and a live conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 8240 8242	Password "Signet"
Replay:	+44 (0) 20 8288 4459	Access code: 698452
US dial-in:	+1 303 267 1021	Password "Signet"
Replay:	+1 303 804 1855	Access code: 1154702

The next announcement is the first quarter 2002/03 sales figures, which are scheduled for release on 9 May 2002.

Consolidated profit and loss account
for the 53 weeks ended 2 February 2002

	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001	Notes
	£m	£m	
Sales	1,578.1	1,387.3	2
Operating profit	200.7	178.7	2
Net interest payable and similar charges	(17.9)	(15.9)	
Profit on ordinary activities before taxation	182.8	162.8	
Tax on profit on ordinary activities	(63.1)	(52.1)	4
Profit for the financial period	119.7	110.7	
Dividends	(30.5)	(27.4)	5
Retained profit attributable to equity shareholders	89.2	83.3	
Earnings per 0.5p ordinary share – basic	7.1p	6.6p	6
– diluted	7.0p	6.5p	6

All of the above relate to continuing activities during the current and previous period.

The profit impact of the 53rd week is analysed in the Financial Review.

Consolidated balance sheet

at 2 February 2002

	2 February 2002	27 January 2001 As restated	Notes
	£m	£m	
Fixed assets			
Intangible assets	24.2	24.8	
Tangible assets	214.1	182.9	
	238.3	207.7	
Current assets			
Stocks	555.5	513.8	
Debtors (see note below)	380.7	370.0	
Cash at bank and in hand	66.5	37.5	
	1,002.7	921.3	
Creditors: amounts falling due within one year	(320.5)	(496.4)	
Net current assets (see note below)	682.2	424.9	
Total assets less current liabilities	920.5	632.6	
Creditors: amounts falling due after more than one year	(224.6)	(58.2)	
Provisions for liabilities and charges			
Deferred taxation	(9.2)	(1.9)	
Other provisions	(7.0)	(7.1)	
Total net assets	679.7	565.4	2
Capital and reserves – Equity			
Called up share capital	8.6	8.5	
Share premium account	48.3	38.3	
Revaluation reserve	3.0	0.9	
Special reserves	38.3	51.2	
Profit and loss account	581.5	466.5	
Shareholders' funds	679.7	565.4	7

Note: Debtors and net current assets include amounts recoverable after more than one year of £19.1 million (2001: £19.1 million).

Consolidated statement of total recognised gains and losses

	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001
	£m	£m
Profit for the financial period	119.7	110.7
Adjustment to property revaluation	2.1	-
Translation differences	28.0	77.2
Total recognised gains and losses relating to the period	149.8	187.9
Prior year adjustment re deferred tax (note 8)	(6.2)	-
Total recognised gains and losses recognised since last annual report	143.6	187.9

Consolidated cash flow statement

for the 53 weeks ended 2 February 2002

	53 weeks ended 2 February 2002	52 weeks ended 27 January 2001	Notes
	£m	£m	
Net cash inflow from operating activities	188.0	132.1	9a
Returns on investments and servicing of finance:			
Interest received	1.6	3.7	
Interest paid	(19.5)	(19.8)	
Net cash outflow from returns on investments and servicing of finance	(17.9)	(16.1)	
Taxation	(57.9)	(50.9)	
Capital expenditure:			
Purchase of tangible fixed assets	(60.7)	(56.2)	
Proceeds from sale of tangible fixed assets	-	2.2	
Net cash outflow from capital expenditure	(60.7)	(54.0)	
Acquisition:			
Purchase of subsidiary undertaking	-	(107.5)	
Equity dividends paid	(27.7)	(24.8)	
Cash inflow/(outflow) before use of liquid resources and financing	23.8	(121.2)	
Management of liquid resources:			
(Increase)/decrease in bank deposits	(27.9)	57.0	
Financing:			
Proceeds from issue of shares	8.9	2.0	
(Repayment of)/increase in bank loans	(16.5)	50.2	
Cash (outflow)/inflow from financing	(7.6)	52.2	
Decrease in cash in the period	(11.7)	(12.0)	

Reconciliation of net cash flow to movement in net debt

Decrease in cash in the period	(11.7)	(12.0)	
Cash outflow/(inflow) from decrease/(increase) in debt	16.5	(50.2)	
Cash outflow/(inflow) from increase/(decrease) in liquid resources	27.9	(57.0)	
Change in net debt resulting from cash flows	32.7	(119.2)	
Translation difference	(5.3)	(18.3)	
Movement in net debt in the period	27.4	(137.5)	
Opening net debt	(229.1)	(91.6)	
Closing net debt	(201.7)	(229.1)	9b

Notes

1. Basis of preparation

This financial information has been prepared in accordance with applicable UK accounting standards and under the UK historical cost convention as modified by the revaluation of freehold and long leasehold properties. It is prepared on the basis of the accounting policies as set out in the Accounts for the 53 weeks ended 2 February 2002.

2. Segmental information

	2002	2001
	£m	£m
Sales by origin and destination:		
UK	452.1	409.2
US	1,126.0	978.1
	1,578.1	1,387.3
Operating profit:		
UK – Trading	60.7	50.0
– Group central costs (see note (a) below)	(5.1)	(3.5)
	55.6	46.5
US	145.1	132.2
	200.7	178.7

	2002	2001 As restated
	£m	£m
Net assets:		
UK	136.1	125.0
US	745.3	669.5
Net debt	(201.7)	(229.1)
	679.7	565.4

Notes

(a) Group central costs include property profits of £nil (2000/01: £1.4 million).

(b) The figures for the UK include the United Kingdom, Channel Islands and Republic of Ireland.

The Group's results derive from one business segment – the retailing of jewellery, watches and gifts.

Notes

3. Foreign currency translation

	2002	2001
The exchange rates used for translation of US dollar transactions and balances in these Accounts are as follows:		
Profit and loss account (average rate)	**1.44**	1.49
Balance sheet (year end rate)	**1.42**	1.46

The effect of translation on foreign currency borrowings less deposits in the period was to increase the Group's net borrowings by £5.3 million (2001: £18.3 million increase). The net effect of exchange movements on foreign currency investments (excluding goodwill) and foreign currency borrowings less deposits in the period was a gain of £15.1 million (2001: £31.8 million gain). This amount has been taken to reserves in accordance with SSAP 20.

4. Taxation

	2002	2001
	£m	£m
Taxes on profit:		
UK corporation tax payable	**19.5**	8.8
US taxes	**36.7**	46.7
Deferred taxation:		
UK	**0.3**	1.0
US	**6.6**	(4.4)
	63.1	52.1

5. Dividends

	2002	2001
	£m	£m
Interim dividend paid of 0.289p per ordinary share (2001: 0.275p)	**5.0**	4.6
Final dividend proposed of 1.5p per ordinary share (2001: 1.35p)	**25.5**	22.8
	30.5	27.4

The interim dividend was paid on 9 November 2001. The proposed final dividend is to be paid on 5 July 2002 to those shareholders on the register of members on 7 June 2002.

Notes

6. Earnings per share

	2002	2001
	£m	£m
Profit for the financial period	119.7	110.7

Basic weighted average number of shares in issue (million)	1,690.2	1,676.8
Dilutive effect of share options (million)	12.5	13.9
Diluted weighted average number of ordinary shares (million)	1,702.7	1,690.7
Earnings per 0.5p ordinary share – basic	7.1p	6.6p
– diluted	7.0p	6.5p

7. Consolidated shareholders' funds

	Ordinary share capital	Deferred share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 27 January 2001	8.4	0.1	38.3	0.9	51.2	472.7	571.6
Prior year adjustment (note 8)	-	-	-	-	-	(6.2)	(6.2)
As restated	8.4	0.1	38.3	0.9	51.2	466.5	565.4
Retained profit attributable to equity shareholders	-	-	-	-	-	89.2	89.2
Exercise of share options	0.1	-	9.0	-	-	(1.2)	7.9
Shares issued to QUEST	-	-	1.0	-	-	(1.0)	-
Property revaluation	-	-	-	2.1	-	-	2.1
Translation differences	-	-	-	-	(12.9)	28.0	15.1
Balance at 2 February 2002	**8.5**	**0.1**	**48.3**	**3.0**	**38.3**	**581.5**	**679.7**

8 . Prior year adjustment

It was previously the Group's policy, in compliance with SSAP 15, to provide for deferred taxation where there was a reasonable probability that a liability would become payable in the foreseeable future. FRS 19 – 'Deferred Tax', which the Group has adopted this year, requires that a deferred tax liability should be provided or an asset recognised in respect of all timing differences, regardless of whether it is considered that there is a reasonable probability that such timing differences will reverse.

The impact of the adoption of FRS 19 has led to an additional provision for deferred taxation of £6.2 million, which has been accounted for as a prior year adjustment charged directly to shareholders' funds. There is no material effect on the profit and loss account for the year ended 2 February 2002 or the preceding years.

Notes

9. Notes to the consolidated cash flow statement

a Reconciliation of operating profit to operating cash flow

	2002	2001
	£m	£m
Operating profit	200.7	178.7
Depreciation and amortisation charges	34.7	30.6
Profit on sale of fixed assets	-	(1.4)
Increase in stocks	(30.0)	(81.7)
Increase in debtors	(2.2)	(22.5)
(Decrease)/increase in creditors	(15.1)	29.8
Decrease in other provisions	(0.1)	(1.4)
Net cash inflow from operating activities	188.0	132.1

b Analysis of net debt

	At 27 Jan 2001	Cash flow	Exchange movement	Other movement	At 2 Feb 2002
	£m	£m	£m	£m	£m
Cash in hand and at bank	0.8	(0.2)	-	-	0.6
Bank overdrafts	(26.6)	(11.5)	(0.7)	-	(38.8)
	(25.8)	(11.7)	(0.7)	-	(38.2)
Debt due after more than one year	(51.5)	(174.4)	(3.5)	14.1	(215.3)
Debt due within one year	(188.5)	190.9	(2.4)	(14.1)	(14.1)
Bank deposits	36.7	27.9	1.3	-	65.9
	(203.3)	44.4	(4.6)	-	(163.5)
Total	(229.1)	32.7	(5.3)	-	(201.7)

10. Accounts

The financial information set out above does not constitute the Company's statutory accounts for the 53 weeks ended 2 February 2002 or the 52 weeks ended 27 January 2001, but is derived from those Accounts. Statutory accounts for the 52 weeks ended 27 January 2001 have been delivered to the Registrar of Companies, whereas those for the 53 weeks ended 2 February 2002 will be delivered following the Company's annual general meeting. The auditors have reported under Section 235 of the Companies Act 1985 on those Accounts for each of those periods; their reports were unqualified and did not contain a statement under Section 237 (2) or (3) of that Act.

Reconciliation of UK GAAP to US GAAP

Details of the appropriate effect on the Group's consolidated profit for the financial period and shareholders' funds of differences between UK GAAP and US GAAP are as follows:

Estimated effect on profit for the financial period of differences between UK and US GAAP	**53 weeks ended 2 February 2002**	52 weeks ended 27 January 2001
	£m	£m
Profit for the financial period in accordance with UK GAAP	**119.7**	110.
US GAAP adjustments:		
Goodwill amortisation and write-offs	**(13.4)**	(12.0
Sale and leaseback transactions	**0.7**	0.
Extended service plan revenues	**(2.0)**	(5.0
Pensions	**(0.3)**	4.
Depreciation of properties	**0.2**	0.
Stock compensation	**(2.2)**	(1.7
US GAAP adjustments before taxation	**(17.0)**	(14.0
Taxation	**(1.0)**	0.
US GAAP adjustments after taxation	**(18.0)**	(13.6
Retained profit attributable to ordinary shareholders in accordance with US GAAP	101.7	97.
Earnings per ADS in accordance with US GAAP – basic	**180.5p**	173.7
– diluted	**179.2p**	172.2
Weighted average number of ADS's outstanding (million) – basic	**56.3**	55.
– diluted	**56.8**	56.

Estimated effect on shareholders' funds of differences between UK and US GAAP	**2 February 2002**	27 January 2001
	£m	£m
Shareholders' funds in accordance with UK GAAP – as restated	**679.7**	565.4
US GAAP adjustments:		
Goodwill in respect of acquisitions (gross)	**594.7**	581.7
Adjustment to goodwill	**(74.7)**	(72.6)
Accumulated goodwill amortisation	**(181.8)**	(164.8)
Sale and leaseback transactions	**(10.5)**	(11.3)
Extended service plan revenues	**(15.3)**	(12.9)
Pensions	**9.1**	9.4
Depreciation of properties	**(2.7)**	(2.9)
Revaluation of properties	**(3.0)**	(0.9)
Dividends	**25.6**	22.8
US GAAP adjustments before taxation	**341.4**	348.5
Taxation	**5.8**	5.1
US GAAP adjustments after taxation	**347.2**	353.6
Shareholders' funds in accordance with US GAAP	**1,026.9**	919.0

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

Dated: April 10, 2002

By: 
Walker Boyd
Group Finance Director